Exhibit II-1

(English Language Summary)

SBI Net Systems Co., Ltd.’s Extraordinary Report Concerning the Execution of a Share Exchange Agreement,

dated October 26, 2011

A fair and accurate summary of the material provisions of the above-mentioned foreign language document, with the exception of the Appendix for which a translation is provided below, is included in “Notice regarding Execution of Share Exchange Agreement to Convert SBI Net Systems Co., Ltd. into a Wholly-Owned Subsidiary of SBI Holdings, Inc.” dated October 26, 2011, attached as Exhibit I-1.

(English Language Translation)

Appendix

Share Exchange Agreement

This SHARE EXCHANGE AGREEMENT (this “Agreement”) is entered into by and between SBI Holdings, Inc. (“SBI Holdings”) and SBI Net Systems Co., Ltd. (“SBI Net Systems”) as of October 26, 2011.

Article 1 (Share Exchange)

1.	Pursuant to the provisions of this Agreement, SBI Holdings and SBI Net Systems shall carry out a share exchange (the “Share Exchange”) between themselves.

2.	The share exchange wholly-owning parent company and the share exchange wholly-owned subsidiary in the Share Exchange are as follows:

(1)	Share exchange wholly-owning parent company: SBI Holdings

Trade name: SBI Holdings, Inc.

Address: 1-6-1 Roppongi, Minato-ku, Tokyo

(2)	Share exchange wholly-owned subsidiary: SBI Net Systems

Trade name: SBI Net Systems Co., Ltd.

Address: 1-1 Ichigaya-honmuracho, Shinjuku-ku, Tokyo

Article 2 (Shares to be Delivered in the Share Exchange)

1.	In the implementation of the Share Exchange, SBI Holdings shall deliver to the shareholders of SBI Net Systems (excluding SBI Holdings) stated or recorded in the SBI Net Systems shareholder register as of the time immediately prior to the Share Exchange coming into effect (the “Time of Record”) (hereinafter, “Shareholder(s) Subject to Allocation”), the number of shares of SBI Holdings common stock that is equal to the total number of shares of SBI Net Systems common stock owned by Shareholders Subject to Allocation multiplied by 1.25, in exchange for their shares of SBI Net Systems common stock, by disposing of SBI Holdings common stock for treasury up to the number of 74,621 shares and by newly issuing shares of SBI Holdings common stock for the remaining number of shares (if any).

2.	In the implementation of the Share Exchange, SBI Holdings shall allocate to each Shareholder Subject to Allocation shares of SBI Holdings common stock at the rate of 1.25 shares of SBI Holdings common stock for every one share of SBI Net Systems common stock.

3.	If there are any fractional shares of less than one share in the number of shares of SBI Holdings common stock that must be delivered to Shareholders Subject to Allocation pursuant to the preceding two paragraphs, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, SBI Holdings shall sell the number of shares of SBI Holdings common stock that is equivalent to the sum of such fractions (if the sum contains a fraction of less than one, such fraction shall be rounded off), and deliver the proceeds of the sale to such shareholders in proportion to the fractions attributed to them.

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Article 3 (Matters regarding Amounts of Capital and Reserves)

The amounts of capital and reserves of SBI Holdings to be increased through the Share Exchange are as follows:

(1)	Capital: No increase in the amount of the capital.

(2)	Capital reserves: An amount to be determined by SBI Holdings in accordance with Article 39, Paragraph 2 of the Ordinance on Company Accounting.

(3)	Other capital surplus: An amount to be determined by SBI Holdings in accordance with Article 39, Paragraph 2 of the Ordinance on Company Accounting.

(4)	Retained earnings reserves: No increase in the amount of the retained earnings reserves.

(5)	Other retained earnings surplus: No increase in the amount of the other retained earnings surplus.

Article 4 (Effective Date)

The day on which the Share Exchange comes into effect (the “Effective Date”) shall be February 1, 2012; provided, however, that if necessary due to procedural requirements with respect to the Share Exchange or other reasons, the Effective Date may be changed upon consultations and a written agreement by and between SBI Holdings and SBI Net Systems.

Article 5 (Shareholders Meeting for Approval of Share Exchange Agreement)

1.	SBI Net Systems shall hold a shareholders meeting on or before December 30, 2011 and seek resolutions approving this Agreement and matters necessary for the Share Exchange; provided, however, that if necessary due to procedural requirements with respect to the Share Exchange or other reasons, the date of the meeting may be changed upon consultations and a written agreement by and between SBI Holdings and SBI Net Systems.

2.	Pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, SBI Holdings shall carry out the Share Exchange without obtaining approval of this Agreement by its shareholders meeting as stipulated in Article 795, Paragraph 1 of the Companies Act; provided, however, that if pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act, the approval of this Agreement by a shareholders meeting of SBI Holdings becomes necessary, SBI Holdings shall hold a shareholders meeting on or before the day immediately preceding the Effective Date to seek resolutions approving this Agreement and matters necessary for the Share Exchange.

Article 6 (Management of Company Assets)

1.	Unless otherwise provided herein, during the period between the execution of this Agreement and the Effective Date, SBI Holdings and SBI Net Systems shall carry out their respective business operations and manage their respective assets with the due care of a good manager, and except in a case where merger, share exchange, company split, or other organizational restructuring is to be implemented at SBI Holdings or SBI Net Systems using simplified restructuring procedures pursuant to the Companies Act, any act that may have a material impact on their assets or rights and obligations shall be implemented upon prior consultations and agreement by and between SBI Holdings and SBI Net Systems.

2.	Except in cases where dividends are to be paid upon consultations and agreement by and between SBI Holdings and SBI Net Systems pursuant to the preceding paragraph, after the execution of this Agreement, SBI Holdings and SBI Net Systems shall not make any distribution of dividends of surplus where the relevant record date is any date prior to the Effective Date.

3.	Pursuant to a resolution of a board of directors meeting held on or before the day immediately preceding the Effective Date, SBI Net Systems shall cancel all treasury shares which SBI Net Systems owns as of the date hereof and all treasury shares which SBI Net Systems will own by the Time of Record (including those to be acquired upon the share purchase demand made by dissenting shareholders in connection with the Share Exchange).

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Article 7 (Changes to Conditions of Share Exchange and Termination of this Agreement)

1.	If during the period between the execution of this Agreement and the Effective Date, (i) a material change occurs in the assets or financial conditions of SBI Holdings or SBI Net Systems due to natural disaster or other events, (ii) a situation arises that will be a material impediment to the implementation of the Share Exchange, or (iii) attaining the objectives of this Agreement otherwise becomes infeasible, SBI Holdings or SBI Net Systems, as the case may be, shall immediately notify the other party, and upon consultations and a written agreement by and between themselves, SBI Holdings and SBI Net Systems may change the terms and conditions of the Share Exchange or terminate this Agreement and abort the Share Exchange.

2.	If pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act, approval of this Agreement by a shareholders meeting of SBI Holdings becomes necessary, notwithstanding the proviso of Article 5, Paragraph 2, upon consultations and a written agreement by and between SBI Holdings and SBI Net Systems, SBI Holdings and SBI Net Systems may change the terms and conditions of the Share Exchange or terminate this Agreement and abort the Share Exchange.

Article 8 (Invalidation of this Agreement)

This Agreement shall become invalid if (i) resolutions approving this Agreement and matters necessary for the Share Exchange are not passed at a shareholders meeting of SBI Holdings or SBI Net Systems as provided in Article 5 (in the case of SBI Holdings, limited to cases which fall under the proviso of Article 5, Paragraph 2), (ii) approval by competent governmental agencies or financial instruments exchanges or other procedures required by laws and regulations for the Share Exchange to become effective fail to be obtained or completed, or (iii) this Agreement is terminated and the Share Exchange is aborted in accordance with the provisions of the paragraphs of the preceding article. In such cases, neither SBI Holdings nor SBI Net Systems may demand compensation for damage or any other compensation from the other party (excluding cases where there is willful misconduct or gross negligence on the part of the other party).

Article 9 (Taxes and Public Dues)

If by law or regulation any taxes or public dues are levied in relation to the Share Exchange, each party shall pay the taxes, etc. that such party is to bear in accordance with the relevant law or regulation.

Article 10 (Governing Law)

This Agreement shall be governed by and construed in accordance with the laws of Japan.

Article 11 (Matters not Stipulated Herein)

In addition to matters stipulated herein, matters not stipulated herein and other matters necessary for the Share Exchange shall be decided upon good faith consultations by and between SBI Holdings and SBI Net Systems in accordance with the intentions of this Agreement.

Article 12 (Jurisdiction)

The Tokyo District Court shall be the exclusive court of first instance with respect to any disputes relating to this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by placing their signatures and seals thereon, and each party shall retain one copy of the originals.

October 26, 2011

SBI Holdings :

SBI Holdings, Inc.

1-6-1 Roppongi, Minato-ku, Tokyo

Yoshitaka Kitao, Representative Director

SBI Net Systems :

SBI Net Systems Co., Ltd.

1-1 Ichigaya-honmuracho, Shinjuku-ku, Tokyo

Masaaki Uchiyama, Representative Director

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